UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statement on S-8 (No. 333-292326), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

As previously disclosed, on September 22, 2025, the Company entered into a definitive agreement with Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China, to acquire 51% of the equity interests in Celnet (the “Acquisition”).

On October 29, 2025, the Company closed the Acquisition.

The audited financial statements of the Celnet as of and for the years ended September 30, 2025 and 2024, are filed as Exhibit 99.1 to this Form 6-K, and incorporated herein by reference.

Pro forma financial information

The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2025, giving effect to the Acquisition and prepared in accordance with Article 11 of Regulation S-X, which presents the combination of the financial information of the Company. and its consolidated, is filed with this Form 6-K as Exhibit 99.2 and incorporated herein by reference.

These unaudited pro forma condensed combined and consolidated financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Acquisition actually been completed on the assumed date or for the period presented. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined and consolidated financial information.

Exhibit Number	Description of Exhibit
23.1	Consent of Marcum Asia CPAs LLP
99.1	Consolidated financial statements of Celnet Technology Co., Ltd. as of and for the years ended September 30, 2025 and 2024
99.2	Unaudited pro forma condensed combined statement of operations for the year ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On April 21, 2026	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer